     ====================================================================

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         -----------------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        ------------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 1999

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

                        Commission File Number: 0-23760

     A. Full title of plan and the address of the plan, if different from that of the issuer named below:

          SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES ASSOCIATES
                    PROFIT SHARING AND 401(k) PLAN NO. SS7

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                        AMERICAN EAGLE OUTFITTERS, INC.
                             150 Thorn Hill Drive
                           Warrendale, PA 15086-7528
     ====================================================================

                SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
               ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


                             FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1999 AND 1998
                   AND FOR THE YEAR ENDED DECEMBER 31, 1999

                        TOGETHER WITH AUDITORS' REPORT

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
--------------------------------------------------------------------------------

Report of Independent Public Accountants

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999

Notes to Financial Statements and Schedules

Schedule I - Item 4i - Schedule of Assets Held for Investment Purposes as of December 31, 1999

Schedule II - Item 4 - Schedule of Nonexempt Transactions for the Year Ended December 31, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administration Committee
  of the SCHOTTENSTEIN STORES CORPORATION
  AND AFFILIATES ASSOCIATES PROFIT SHARING
  AND 401(K) PLAN NO. SS7:


We have audited the accompanying statements of net assets available for plan benefits of the SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7 (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LP

Columbus, Ohio,
 December 15, 2000.

                SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
               ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Statements of Net Assets Available for Plan Benefits
--------------------------------------------------------------------------------

                                                                                        1999                   1998
                                                                                -------------------     -----------------
INVESTMENTS:
 At fair market value                                                                  $137,130,596           $43,645,325
 At contract value                                                                                -            47,111,819
 Participant loans                                                                        2,201,222             1,360,589
                                                                                -------------------     -----------------

   Total investments                                                                    139,331,818            92,117,733
                                                                                -------------------     -----------------

RECEIVABLES:
 Employee contributions                                                                     458,732               918,445
 Employer matching contributions                                                            153,308               395,028
 Employer profit sharing contributions                                                    2,172,319             2,839,686
                                                                                -------------------     -----------------

   Total receivables                                                                      2,784,359             4,153,159
                                                                                -------------------     -----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                 $142,116,177           $96,270,892
                                                                                ===================     =================


The accompanying notes to financial statements and schedules are an integral part of these statements.

                SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
               ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income, net:
   Dividends and interest                                                                      $  8,387,558
   Net realized and unrealized appreciation in market
    value of investments                                                                          9,557,166
                                                                                         ------------------
     Total investment income, net                                                                17,944,724
                                                                                         ------------------

Contributions:
 Employee                                                                                        12,839,510
 Employer matching                                                                                5,820,980
 Employer profit sharing contributions                                                            2,171,130
 Rollovers                                                                                        1,121,294
 Net assets transferred                                                                          16,297,369
                                                                                         ------------------
     Total contributions                                                                         38,250,283
                                                                                         ------------------

     Total additions                                                                             56,195,007
                                                                                         ------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Distributions to participants                                                                   10,332,578
 Fees                                                                                                17,144
                                                                                         ------------------

     Total deductions                                                                            10,349,722
                                                                                         ------------------

     Net increase                                                                                45,845,285

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                                        96,270,892
                                                                                         ------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                                            $142,116,177
                                                                                         ==================


The accompanying notes to financial statements and schedules are an integral part of this statement.

                SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
               ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Notes to Financial Statements and Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------


(1)  DESCRIPTION OF THE PLAN
     -----------------------

     General
     -------

     The following description of Schottenstein Stores Corporation and Affiliates Associates Profit Sharing and 401(k) Plan No. SS7 (the Plan) is provided for general information only. Interested parties should refer to the Plan document for more complete information.

     The Plan was adopted by Schottenstein Stores Corporation and affiliated companies (the "Company") effective August 1, 1989 for the profit sharing provisions of the Plan and effective October 1, 1989 for the 401(k) provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     The Plan is administered by the Company, and all Plan expenses, with the exception of loan fees, are paid by the Company. Effective April 1, 1999, Reliance Trust Company became the trustee and asset custodian of the Plan. Prior to April 1, 1999, Metropolitan Life Insurance Company acted in this capacity.

     Contributions to the Plan
     -------------------------

     The Plan is a defined contribution plan. Pursuant to the 401(k) feature of the Plan, an eligible employee may contribute up to 20% of his or her cash compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service. The Company matches employee contributions on the first $50,000 of gross wages as follows: a) the first 1% of an employee's 401(k) savings contribution is matched with an employer contribution of 1.5%, b) the next 1% of an employee's 401(k) savings contribution is matched with an employer contribution of 1%, and c) the next 1% of an employee's 401(k) savings contribution is matched with an employer contribution of one-half percent. The Company may also elect to make a discretionary profit sharing contribution. Such contributions are allocated to eligible participants, as defined by the Plan, based on the ratio of each participant's compensation to the total of all eligible participants' compensation. Total discretionary contributions for 1999 were approximately $2,000,000.

     Eligibility and Vesting
     -----------------------

     Employees are eligible for participation in the Plan after completing 60 days of service, and having attained the age of twenty and one-half years.

     Amounts contributed by the participants and earnings thereon are fully vested and nonforfeitable at all times. Amounts contributed by the Company (matching and profit sharing contributions) to a participant's account and earnings thereon vest at the rate of 25% per year, beginning with the second full year of plan matching participation. Participants are fully vested at the end of the fifth year of matching participation.

                SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
               ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Notes to Financial Statements and Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------


     Allocation of Investment Income and Forfeitures
     -----------------------------------------------

     Investment income for each fund is allocated to the applicable participant's accounts based on the ratio of each participant's account balance to the total of all participants' account balances in that fund, as defined. Forfeitures have historically been used to offset employer contributions after five consecutive one year service breaks, as defined by the Plan, based on the ratio of each eligible participant's compensation to the total of all eligible participant's compensation. During 1998, the Plan was amended such that forfeitures are now immediately available to offset employer contributions. The impact of this plan amendment was that the availability to utilize forfeitures was accelerated. The impact of this acceleration was that approximately $2,000,000 in forfeitures became available and were utilized to offset employer contributions in 1999. As of December 31, 1999 and 1998, forfeited nonvested accounts, included as Plan assets in the Guaranteed Fixed Income Fund, totaled $15,563 and $852,095, respectively.

     Benefit Payments
     ----------------

     Benefits are generally payable upon the participating employee's retirement, death or disability, or termination of employment and are paid as a lump-sum amount.

     Net Assets Transferred
     ----------------------

     In 1999 the net assets of an affiliated Company's 401(k) plan were transferred to the Plan, and the affiliated Company's 401(k) plan was merged into the Plan. The total amount of transferred assets was $16,297,369.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Basis of Accounting
     -------------------

     The financial statements are prepared using the accrual basis of accounting.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments
     ------------------------

     Investments are stated at market value except for the Guaranteed Fixed Income Fund which is stated at contract value, which approximates fair value in 1998. This investment option was not

                SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
               ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Notes to Financial Statements and Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------


     available to participants in 1999. Contract value represents contributions made under the contracts, plus earnings, less Plan withdrawals. The year-end rate for this fund was 6.4% at December 31, 1998.

     Unrealized appreciation (depreciation) of assets is based on market values at year-end and market values at the beginning of the Plan year or cost at the time of purchase during the year. Realized appreciation (depreciation) on sale or redemption of assets is based on the proceeds and the market value at the beginning of the Plan year or cost at the time of purchase during the year.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     Participant Loans
     -----------------

     Subject to the certain provisions, a participant may borrow from their account balances. The participant executes a promissory note with an interest rate based upon prevailing commercial lending rates. Loan principal and interest are paid over a period in excess of one year as determined by the Plan Committee. Participant loans are valued at cost which approximates market value.

     Adoption of New Accounting Pronouncement
     ----------------------------------------

     The Accounting Standards Executive Committee issued statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant - directed fund investment program disclosures.


(3)  TAX STATUS
     ----------

     The Internal Revenue Service has determined and informed the Company by a letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company adopted the proposed amendments in April 1997. The Plan has been amended since the latest determination letter. However, the Plan Administrator believes that the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

                SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
               ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Notes to Financial Statements and Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(4)  PLAN INVESTMENTS
     ----------------

     Investments, which represent 5% or more of net assets available for Plan benefits, as of December 31, 1999 or 1998, are as follows:

                                                             FAIR MARKET VALUE
                                                   ------------------------------------
                                                         1999                  1998
                                                   ---------------       --------------
          Guaranteed Fixed Income Fund                $          -          $47,111,819
          Capital Fund                                           -           12,276,113
          Alpha Fund                                             -           12,025,244
          Argo Fund                                              -           14,123,836
          MFS Institutional Fixed Fund                  56,785,787                    -
          Massachusetts Investors Trust Fund            13,147,263                    -
          Massachusetts Investors Growth Stock fund     21,217,040                    -
          MFS Capital Opportunities Fund                14,899,374                    -
          American Eagle Stock Fund                      7,687,293                    -


(5)  PLAN TERMINATION
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


(6)  RECONCILIATION TO FORM 5500
     ---------------------------

     As of December 31, 1999 and 1998, the Plan had $0 and $109,392, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with accounting principles generally accepted in the United States.

                SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
               ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Notes to Financial Statements and Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------


   The following table reconciles net assets available for plan benefits payable and benefits paid per the financial statements to the Form 5500 as filed by the Company as of December 31, 1998.

                                                                                              NET ASSETS
                                                                                             AVAILABLE FOR
                                                        BENEFITS                             PLAN BENEFITS
                                                       PAYABLE TO           BENEFITS         DECEMBER 31,
                                                      PARTICIPANTS            PAID               1998
                                                    --------------       -------------    ----------------
          Per financial statements                  $        -           $  7,399,962     $    96,270,892
          Accrued benefit payments                        109,392               9,945            (109,392)
                                                    --------------       -------------    ----------------
          Per Form 5500                             $     109,392        $  7,409,907     $    96,161,500
                                                    ==============       =============    ================


(7)  RELATED-PARTY TRANSACTIONS
     --------------------------

     Certain Plan investments are funds managed MFS. MFS is the asset custodian of the Plan, and therefore, these transactions qualify as party-in-interest. Additionally, as Value City Department Stores (VCDS) and American Eagle Corporation are affiliated companies, the transactions in the VCDS common stock fund and American Eagle Stock Fund qualify as party-in-interest. Participant loans also qualify as party-in-interest.


(8)  NONEXEMPT TRANSACTIONS
     ----------------------

     Certain nonexempt transactions between the Plan and the Company have been identified and are listed in Schedule II.


(9)  REQUIRED SCHEDULE INFORMATION
     -----------------------------

     There is no information to be reported for the following schedules as of December 31, 1999, or for the year then ended:

     a. Assets held for investment purposes which were both acquired and disposed of within the plan year
     b. Loans or fixed income obligations in default
     c. Leases in default or classified as uncollectible

                SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
               ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Item 4i - Schedule of Assets Held for Investment Purposes            Schedule 1
As of December 31, 1999
--------------------------------------------------------------------------------


    IDENTITY OF ISSUE, BORROWER,                                                                         CURRENT
      LESSOR, OR SIMILAR PARTY                            DESCRIPTION OF ASSET                            VALUE
-------------------------------------       ---------------------------------------------------     -----------------
 Reliance Trust Company                     Conservative Option Fund                                   $  1,317,296

 Reliance Trust Company                     Moderate Option Fund                                          3,129,939

 Reliance Trust Company                     Aggressive Option Fund                                        3,366,674

*Reliance Trust Company                     MFS Institutional Fixed Fund                                 56,785,787

 Reliance Trust Company                     PIMCO Total Return Fund                                         657,291

*Reliance Trust Company                     MFS Total Return Fund                                         2,045,561

 Reliance Trust Company                     Vanguard 500 Index Fund                                       3,367,549

 Reliance Trust Company                     Massachusetts Investors Trust Fund                           13,147,263

 Reliance Trust Company                     Massachusetts Investors Growth Stock Fund                    21,217,040

*Reliance Trust Company                     MFS Capital Opportunities Fund                               14,899,374

*Reliance Trust Company                     MFS Emerging Growth Fund                                      1,620,267

 Reliance Trust Company                     Lord Abbott Develop Growth Fund                                 242,534

 Reliance Trust Company                     American New Perspectives Fund                                3,029,728

 Reliance Trust Company                     Amer Europacific Growth Fund                                    474,862

*Reliance Trust Company                     Value City Company Stock Fund                                 4,142,139

*Reliance Trust Company                     American Eagle Stock Fund                                     7,687,293

*Various Participants                       Outstanding Participant Loans (with interest
                                            rates ranging from 7% to 10%)                                 2,201,222

                                                                                                  -----------------

    Totals                                                                                             $139,331,818
                                                                                                  =================

  * denotes party-in-interest


The accompanying financial statements and notes thereto are an integral part of this schedule.

                SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
               ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7

Item 4 - Schedule of Nonexempt Transactions                       Schedule II
For the Year Ended December 31, 1999
================================================================================

                                                        DESCRIPTION OF
                                                   TRANSACTIONS, INCLUDING
                                                           MATURITY
                        RELATIONSHIP TO PLAN,      DATE, RATE OF INTEREST,                       INTEREST
     IDENTITY OF          EMPLOYER OR OTHER         COLLATERAL AND PAR OR         AMOUNT         INCURRED
   PARTY INVOLVED         PARTY IN INTEREST             MATURITY VALUE            LOANED         ON LOAN
   --------------         -----------------             --------------            ------         -------
                                                 Lending of moneys from the
                                                    Plan to the employer
                                                  (contributions not timely
                                                  remitted to the Plan), as
                                                          follows:

Schottenstein Stores           Sponsor           Deemed loan dated June 22,       $67,161          $95
 Corporation and                                   1999, matured June 28,
 Affiliates                                      1999, at interest based on
                                                  the Company's incremental
                                                   borrowing rate (due to
                                                    delays in trasmitting
                                                  contributions to the Plan
                                                         Custodian)


The accompanying financial statements and notes thereto are an integral part of this schedule.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        Schottenstein Stores Corporation and
                                        Affiliates Associates Profit Sharing and
                                        401(k) Plan No. SS7


Dated:  June 11, 2001                   /s/ George Dailey
                                        ----------------------------------------
                                        By:  George Dailey
                                        Title: Plan Administrator